ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

Retirement Master

Supplement dated July 17, 2007 to your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI), each dated April 30, 2007, as supplemented. Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

The Fund Substitution described in supplements dated April 30, 2007 and May 9, 2007 to your Contract Prospectus, Contract Prospectus Summary and SAI will **not** be implemented on July 27, 2007 for the contracts offered under this Contract Prospectus. All current and existing allocations to Replaced Funds will continue after this date, and will not be reallocated to Substitute Funds.